                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 11-K


                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

     [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
                                   ACT OF 1934
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
           FOR THE TRANSITION PERIOD FROM _____________ TO ___________

                        COMMISSION FILE NUMBER: 333-68583


    A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                    Helsel, Inc. Employees' Retirement Plan


 B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                Hawk Corporation
                         200 Public Square, Suite 1500
                              Cleveland, Ohio 44114
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AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Helsel, Inc. Employees' Retirement Plan
December 31, 2003 and 2002 and Year Ended December 31, 2003 with Reports of Independent Registered Public Accounting Firms



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                     Helsel, Inc. Employees' Retirement Plan

             Audited Financial Statements and Supplemental Schedule

                         December 31, 2003 and 2002 and
                          Year Ended December 31, 2003


                                TABLE OF CONTENTS


Reports of Independent Registered Public Accounting Firms...........     1

Audited Financial Statements

Statements of Net Assets Available for Benefits.....................     3

Statement of Changes in Net Assets Available for Benefits...........     4

Notes to Financial Statements.......................................     5

Supplemental Schedule

Schedule H, Line 4i--Schedule of Assets (Held at End of Year).......    10

            Report of Independent Registered Public Accounting Firm


Plan Administrator
Helsel, Inc. Employees' Retirement Plan

We have audited the accompanying statement of net assets available for benefits of the Helsel, Inc. Employees' Retirement Plan (the Plan) as of December 31, 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003, and the changes in its net assets available for benefits for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of the Plan is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                           /s/ Grant Thornton LLP

Cleveland, Ohio
June 15, 2004

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             Report of Independent Registered Public Accounting Firm

Plan Administrator
Helsel, Inc. Employees' Retirement Plan

We have audited the accompanying statement of net assets available for benefits of the Helsel, Inc. Employees' Retirement Plan as of December 31, 2002. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002, in conformity with U.S. generally accepted accounting principles.


                                        /s/ Ernst & Young LLP


Cleveland, Ohio
June 13, 2003

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                     Helsel, Inc. Employees' Retirement Plan

                 Statements of Net Assets Available for Benefits


                                                  DECEMBER 31,
                                               2003         2002
                                            ----------   ----------
ASSETS
Investments, at fair value:
   Pooled separate accounts                 $2,210,955   $2,144,373
   Hawk Corporation common stock                 1,573        1,000
Guaranteed Income Fund, at contract value    1,962,749    1,732,131
                                            ----------   ----------
                                             4,175,277    3,877,504

Employer contributions receivable              111,496            -
                                            ----------   ----------

NET ASSETS AVAILABLE FOR BENEFITS           $4,286,773   $3,877,504
                                            ==========   ==========


    See notes to financial statements.

                     Helsel, Inc. Employees' Retirement Plan

            Statement of Changes in Net Assets Available for Benefits

                          Year Ended December 31, 2003


Additions:
     Interest income                                     $   56,408
     Employer contributions                                 111,496
                                                         ----------
 Total additions                                            167,904

Deductions:
   Benefit payments                                         112,255
   Fees and expenses                                          4,142
                                                         ----------
Total deductions                                            116,397

Net realized and unrealized appreciation
   in fair value of investments                             357,762
                                                         ----------

Net increase                                                409,269

Net assets available for benefits at beginning of year    3,877,504
                                                         ----------

NET ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR         $4,286,773
                                                         ==========


     See notes to financial statements.

                    Helsel, Inc. Employees' Retirement Plan

                          Notes to Financial Statements

                         December 31, 2003 and 2002 and
                          Year Ended December 31, 2003


1.     DESCRIPTION OF PLAN

The following description of the Helsel, Inc. Employees' Retirement Plan (the
Plan) provides only general information. Participants should refer to the summary plan description or Plan agreement for a more complete description of the Plan's provisions.

GENERAL

The Plan is a money-purchase pension plan established by Helsel, Inc. (the Company and Plan Sponsor) effective as of January 1, 1994, covering all non-union employees of the Company who have completed one year of service. The Company is a wholly owned subsidiary of Hawk Corporation. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

Effective January 1, 2003 the Plan was amended to change the Plan Sponsor contribution to 3.5% of each eligible participant's compensation, as defined. Effective July 1, 2003, the Plan was further amended to change Plan Sponsor contributions to 0%.

Forfeited balances of terminated participants' non-vested accounts are used to reduce future Plan Sponsor contributions or Plan expenses. Forfeitures available to reduce the Company's contributions and Plan expenses were $43,532 and $42,350 at December 31, 2003 and 2002, respectively.

PARTICIPANT ACCOUNTS

Each participant's account is credited with allocations of (a) the Plan Sponsor's contributions and (b) Plan net earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

VESTING

Vesting of participant accounts is based upon years of service. A participant is 100% vested after five years of credited service based on a graded vesting schedule.

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                    Helsel, Inc. Employees' Retirement Plan

                    Notes to Financial Statements--Continued

                         December 31, 2003 and 2002 and
                          Year Ended December 31, 2003




1.     DESCRIPTION OF PLAN--CONTINUED

INVESTMENT OPTIONS

The Plan's funds are primarily held in a group annuity contract issued by Connecticut General Life Insurance Company (CIGNA). Upon enrollment in the Plan, a participant may direct Plan Sponsor contributions to any of the investment fund options offered by the Plan, including the Hawk Corporation common stock. Participants may change their investment options and transfer funds between investment options daily.

PAYMENT OF BENEFITS

In the case of normal retirement, death, permanent disability or termination prior to retirement, a participant may elect to receive the payout of his or her vested account balance in the form of installments, an annuity or a lump sum.

EXPENSES

The Plan Sponsor pays substantially all costs of Plan administration. Available forfeitures can be used to pay Plan expenses. Brokers' fees are reflected in the net investment return in each participant's account.

2.     SUMMARY OF ACCOUNTING POLICIES

INVESTMENT VALUATION -- GUARANTEED INCOME FUND

The Plan has entered into an investment contract, the Guaranteed Income Fund
(Fund), with CIGNA. CIGNA maintains the contributions to this Fund in a general account, which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Investments in the Guaranteed Income Fund are included in the financial statements at contract value, as determined by CIGNA, which approximates fair value. Contract value represents contributions made under the contract, plus earnings and transfers in, less participant withdrawals, administrative expenses and transfers out. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. However, CIGNA has the right to defer certain disbursements (excluding retirement, termination, and death or disability disbursements) or transfers from the Fund when total amounts disbursed from the pool in a given calendar year exceed 10% of the total assets in that pool on January 1 of that year.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates were approximately 3.0% and 4.4% for 2003 and 2002, respectively. The crediting interest rate is based on a formula agreed upon with the issuer, based on the yields of the underlying investments and

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                    Helsel, Inc. Employees' Retirement Plan

                    Notes to Financial Statements--Continued

                         December 31, 2003 and 2002 and
                          Year Ended December 31, 2003


2.     SUMMARY OF ACCOUNTING POLICIES - CONTINUED

considering factors such as projected investment earnings, the current interest environment, investment expenses, and a profit and risk component. The rate may never be less than 0% nor may it be reduced by more than 2.10% during any calendar year. Interest rates are declared in advance and guaranteed for six month periods.

INVESTMENT VALUATION -- ALL OTHER INVESTMENTS

All other investments are stated at fair value as determined by CIGNA, on the last business day of the Plan year. All investments of the Plan are fully participant-directed.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.       INVESTMENTS

During 2003, the Plan's investments (including investments purchased, sold, as well as held, during the year) appreciated in fair value as follows:

                                                     NET REALIZED
                                                    AND UNREALIZED
                                                     APPRECIATION
                                                    IN FAIR VALUE
                                                    OF INVESTMENTS
                                                    --------------

Pooled separate accounts                                 $  357,189
Hawk Corporation common stock                                   573
                                                         ----------
                                                         $  357,762
                                                         ==========

                    Helsel, Inc. Employees' Retirement Plan

                         December 31, 2003 and 2002 and
                          Year Ended December 31, 2003




The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:

                                                            DECEMBER 31,
                                                       2003               2002
                                                   -----------       -----------

        Guaranteed Income Fund                     $ 1,962,749       $ 1,732,131
        CIGNA Lifetime 50 Fund                       1,365,203         1,351,990
        CIGNA Lifetime 40 Fund                         273,699           232,988

4.       PLAN TERMINATION

The Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts and all participant account balances would be distributed based upon the value of the participant's account balance on the termination date.

5.       INCOME TAX STATUS

The Plan has received an opinion letter from the Internal Revenue Service dated February 6, 2002, stating that the written form of the underlying prototype plan document is qualified under Section 401(a) of the Internal Revenue Code (the
Code), and that any employer adopting this form of a plan will be considered to have a plan qualified under Section 401(a) of the Code. Therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

6.     TRANSACTIONS WITH PARTIES-IN-INTEREST

Transactions with parties-in-interest consist of purchases and sales of CIGNA sponsored funds. Such transactions are exempt from being prohibited transactions.

                    Helsel, Inc. Employees' Retirement Plan

                         December 31, 2003 and 2002 and
                          Year Ended December 31, 2003



7.     SUBSEQUENT EVENT

Effective April 1, 2004, the Plan was merged with, and all of its net assets transferred on a participant account basis, into the Hawk Corporation 401(k) Retirement Plan (Successor Plan), at which time the participants in the Plan became participants in, and subject to the provisions of the Successor Plan.
In addition, each active participant in the Plan became 100% vested in all Plan Sponsor contributions plus actual earnings thereon on the date of the merger to the extent they were not fully vested prior to that date.

                     Helsel, Inc. Employees' Retirement Plan

                   Employer Identification Number: 35-1957561
                                Plan Number: 001

          Schedule H, Line 4i--Schedule of Assets (Held At End of Year)

                                December 31, 2003


                          Identity of Issuer, Borrower,                            Current
               Lessor, or Similar Party/Description of Investment                   Value
               --------------------------------------------------                   -----

*  Connecticut General Life Insurance
     Company--Group Annuity Contract:
        Guaranteed Income Fund                                                   $   1,962,749
        CIGNA Lifetime 20 Fund                                                           7,106
        CIGNA Lifetime 30 Fund                                                         199,351
        CIGNA Lifetime 40 Fund                                                         273,699
        CIGNA Lifetime 50 Fund                                                       1,365,203
        CIGNA Lifetime 60 Fund                                                         174,886
        Janus Worldwide Fund                                                            12,230
        Janus Fund                                                                      65,366
        White Oak Growth Stock Fund                                                     10,033
        Small Cap Value/Perkins, Wolf, McDonnell Fund                                    1,174
        Small Cap Growth/TimesSquare Fund                                                6,021
        Mid Cap Growth/Artisan Partners Fund                                             2,385
        State Street Global Advisors Intermediate Bond Fund                             18,389
        S&P 500 Index Fund                                                              74,822
        Large Cap Value/John A. Levin & Co. Fund                                           290
        Hawk Corporation common stock                                                    1,573
                                                                                 -------------
                                                                                 $   4,175,277
                                                                                 =============


* Represents a party-in-interest to the Plan.

                               INDEX TO EXHIBITS

23.1   Consent of Grant Thornton LLP

23.2   Consent of Ernst & Young LLP



                                   SIGNATURES


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                         Helsel, Inc. Employees' Retirement Plan



Date: June 25, 2004

                                                    By: /s/ Thomas A. Gilbride
                                                        ----------------------
                                                        Thomas A. Gilbride
                                                        Plan Administrator